UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09057097

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I.E. BUTLER SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11809 HINSON ROAD, SUITE 400
(No. and Street)

LITTLE ROCK (City) AR (State) 72212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

I.E. BUTLER 501-217-9137
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRAZEE, FOX & DODGE, LTD.
(Name – *if individual, state last, first, middle name*)

1115 WEST FOURTH STREET, (Address) LITTLE ROCK (City) AR (State) 72201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
FEB 27 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, I.E. BUTLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I.E. BUTLER SECURITIES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brenda C. Garner
County Of Pulaski
Notary Public - Arkansas
My Commission Exp. 11/30/2014

I. E. Butler
Signature

Chairman
Title

Brenda C. Garner
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FFD
Frazee Fox & Dodge, Ltd.
Certified Public Accountants
Established 1937

1115 West Fourth Street
Little Rock, AR 72201
phone: 501-372-2136
fax: 501-372-2139

Board of Directors
I. E. Butler Securities Inc.
Little Rock, AR 72212

In planning and performing our audit of the financial statements and supplemental schedules of I. E. Butler Securities Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

FRAZEE, FOX & DODGE, LTD.

Frazee, Fox & Dodge, Ltd.

Certified Public Accountants

February 26, 2009
Little Rock, Arkansas

I. E. BUTLER SECURITIES INC.
FINANCIAL STATEMENT
DECEMBER 31, 2008

CONTENTS

FFD
Frazee Fox & Dodge, Ltd.
Certified Public Accountants
Established 1937

1115 West Fourth Street
Little Rock, AR 72201
phone: 501-372-2136
fax: 501-372-2139

INDEPENDENT AUDITOR'S REPORT

I. Ernest Butler, III, President
I. E. Butler Securities Inc.
11809 Hinson Road, Suite 400
Little Rock, AR 72212

We have audited the accompanying statements of financial condition of I. E. Butler Securities Inc. (the Company) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I. E. Butler Securities Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FRAZEE, FOX & DODGE, LTD.

Frazee, Fox & Dodge, Ltd.
Certified Public Accountants

Little Rock, Arkansas
February 26, 2009

I. E. BUTLER SECURITIES INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ 6,764	$ 8,083
Total Current Assets	$ 6,764	$ 8,083
PROPERTY, PLANT AND EQUIPMENT, at cost		
Furniture and fixtures	$ 8,860	$ 8,860
Equipment	11,442	11,442
Leasehold improvements	244	244
	$ 20,546	$ 20,546
Less: Accumulated depreciation	(18,227)	(17,135)
Total Property, Plant and Equipment	$ 2,319	$ 3,411
OTHER ASSETS		
Deferred tax	$ 124,312	$ 121,893
Deposits	100	100
Total Other Assets	$ 124,412	$ 121,993
Total Assets	$ 133,495	$ 133,487
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 488	$ 285
Federal and state withholding	-	-
Total Current Liabilities	$ 488	$ 285
STOCKHOLDER'S EQUITY		
Common stock (10,000 shares authorized, 1,117 shares issued and outstanding, $1 par value)	$ 1,163	$ 1,143
Additional paid-in capital	1,161,837	1,141,857
Retained earnings (deficit)	(1,029,993)	(1,009,798)
Total Stockholder's Equity	$ 133,007	$ 133,202
Total Liabilities and Stockholder's Equity	$ 133,495	$ 133,487

The Notes to the Financial Statements are an integral part of these financial statements.

I. E. BUTLER SECURITIES INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2008 and 2007

	2008	2007
REVENUE	$ 23,750	$ 20,000
GENERAL AND ADMINISTRATIVE EXPENSES		
Salaries	$ -	$ 35,000
Office expense	1,704	1,553
Office rent	25,020	24,780
Equipment rent	3,877	4,003
Professional fees	3,124	2,975
Utilities	4,473	4,466
Licenses	6,291	6,332
Depreciation	1,092	1,758
Insurance	689	693
Taxes	94	3,008
Total General and Administrative Expenses	$ 46,364	$ 84,568
Other Income (Expense)		
Other income	$ -	$ 35,000
Gain (Loss) on sale of assets	-	-
Total Other Income (Expense)	$ -	$ 35,000
Net income (loss) before taxes	$ (22,614)	$ (29,568)
Income tax benefit (expense)	2,419	3,174
Net Income (Loss)	$ (20,195)	$ (26,394)

The Notes to the Financial Statements are an integral part of these financial statements.

I. E. BUTLER SECURITIES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2008 and 2007

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Beginning balance	1,117	$ 1,117	$ 1,115,883	$ (983,404)	$ 133,596
Net loss		-	-	(26,394)	(26,394)
Repurchase of common stock		-	-	-	-
Issuance of capital stock	26	26	25,974	-	26,000
Balance at December 31, 2007	1,143	$ 1,143	$ 1,141,857	$ (1,009,798)	$ 133,202
Net loss		-	-	(20,195)	(20,195)
Repurchase of common stock	-	-	-	-	-
Issuance of capital stock	20	20	19,980	-	20,000
Balance at December 31, 2008	1,163	$ 1,163	$ 1,161,837	$ (1,029,993)	$ 133,007

The Notes to the Financial Statements are an integral part of these financial statements.

I. E. BUTLER SECURITIES INC.
STATEMENTS OF CASH FLOW
For the Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOW FROM OPERATING ACTIVITIES		
Net income (loss)	$.(20,195)	$ (26,394)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	1,092	1,758
(Gain) Loss on disposal of property		-
(Increase) Decrease in deferred tax benefits	(2,419)	(3,174)
Increase (Decrease) in accrued liabilities	203	(51)
Net cash provided (used) by operating activities	$ (21,319)	$ (27,861)
CASH FLOW FROM INVESTING ACTIVITIES		
Cash payments for the purchase of property	$ -	$ -
Net cash provided (used) by operating activities	$ -	$ -
CASH FLOW FROM FINANCING ACTIVITIES		
Cash payments for common stock		$ -
Proceeds from issuance of common stock	20,000	26,000
Net cash provided (used) by financing activities	$ 20,000	$ 26,000
Net increase (decrease) in cash and cash equivalents	$ (1,319)	$ (1,861)
Cash and cash equivalents, beginning of year	8,083	9,944
Cash and cash equivalents, end of year	$ 6,764	$ 8,083

The Notes to the Financial Statements are an integral part of these financial statements.

I. E. BUTLER SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

The accounting policies relative to the carrying value of property and equipment are indicated in the captions of the statement of financial condition. Information as to the method of computing depreciation is detailed below. Other significant accounting policies are as follows:

Depreciation
For financial statement purposes, depreciation is computed by using the straight-line method for all assets.

Cash equivalents
The Company considers all demand deposit accounts and certificates of deposit with maturities of three months or less to be cash equivalents.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes for operating losses that are available to offset future taxable income.

Advertising
The Company expenses advertising production costs as they are incurred and advertising communications costs the first time the advertising takes place.

Estimates
The preparation of financial statements in conformity with generally accepted auditing principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operations
The Company was formed on January 14, 1998, and began operations soon thereafter. The Company will act as only an agent in financing transactions, private placements of equities and fixed income securities and consulting. Revenue will be recognized as fees are earned. The Company also engages attorneys, accountants and other professionals in connection with its consulting services. Any fees that will be paid directly by the Company and not passed through to customers will be deducted as paid. The Company operates in a highly regulated industry that requires that the Company be licensed in each jurisdiction that it intends to operate.

I. E. BUTLER SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007

NOTE 2: LEASING ARRANGEMENTS

The Company conducts its operations from facilities that are leased under a two-year noncancellable lease beginning May 1, 2007. The Company also leases office equipment under a 60-month operating lease that began April 25, 2002.

The following is a schedule of future minimum lease payments required under the above leases:

2009	$	8,340
2010	$	-
2011	$	-
2012	$	-
2013	$	-

NOTE 3: NET CAPITAL REQUIREMENTS

As discussed earlier, the Company operates in a highly regulated industry and is required to maintain minimum net capital balances in order to remain in compliance with various regulatory agencies. Net capital for regulatory purposes is $6,376 and $7,898 for December 31, 2008 and 2007, which is not materially different from that reflected in the Company's Focus Reports.

NOTE 4: INCOME TAXES

The Company has loss carryforwards totaling $1,154,370 as of December 31, 2008 that may be offset against future taxable income. If not used, the carryforward will expire in:

2013	$	142,386
2014		138,632
2015		166,334
2016		106,856
2017		16,116
2018		89,234
2019		206,146
2020		197,478
2021		39,547
2022		29,241
2023		22,400
	$	1,154,370

I. E. BUTLER SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007

NOTE 4: INCOME TAXES (cont'd)

The provision for income taxes consists of the following components:

	2008	2007
Deferred benefit	$ 2,419	$ 3,174

NOTE 5: RESERVE, POSSESSION AND CONTROL REQUIREMENTS

The Company is exempt under Section (k)(2)(ii). All transactions are cleared through another broker dealer (#8-01927) on a fully disclosed basis.

I. E. BUTLER SECURITIES INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I
DECEMBER 31, 2008 and 2007

	2008	2007
Total stockholders' equity	$ 133,007	$ 133,202
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net	(2,319)	(3,411)
Other nonallowable assets	(124,312)	(121,893)
Net capital (1)	$ 6,376	$ 7,898
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 488
Minimum net capital required (based on 1500% of aggregate indebtedness)		$ 32
Minimum net capital required (based on 1000% of aggregate indebtedness)		$ 49
Minimum dollar required		$ 5,000
Excess net capital		$ 2,898
Percentage of aggregate indebtedness to net capital		7.65%

(1) No material differences exist between the above amounts and the capital computations reflected in the Company's FOCUS reports.